Filed pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Companies:

Dow 30 Premium & Dividend Income Fund Inc.

Commission File No. 811-21708

Dow 30 Enhanced Premium & Income Fund Inc.

Commission File No. 811-22029

May 1, 2014

Nuveen Equity Option Closed-End Funds

Q&A: Proposed Product Line Restructuring

Nuveen announced today a series of proposals designed to simplify and enhance the appeal of its equity option closed-end fund product line. The proposals, if approved at special shareholder meetings later this year, will create a streamlined set of equity option strategies that offer fund shareholders an opportunity to participate in the returns of one of three key equity indices with less expected volatility and a measure of downside protection over time. The following Q&A is intended to provide additional shareholder information regarding the proposals.

Q:	What are the expected benefits of the proposed restructuring?

A:	By creating fewer, larger, clearly differentiated investment choices and clarifying intended investment outcomes, the proposals seek to promote increased investor interest. This increased interest may, over time, narrow the discount at which each surviving fund’s common shares trade relative to net asset value, as well as mitigate the potential for persistent longer-term discounts. Additionally, the larger combined funds would be expected to enjoy increased economies of scale and consequently generate on-going fee and expense savings, which may enhance total return for shareholders in the merging funds.

Q:	What are equity option strategies?

A:	Equity option strategy funds invest in a portfolio of stocks (equities), and sell (write) call options on either individual stocks or stock indices for the purpose of enhancing risk-adjusted total return, reducing volatility and providing a measure of downside protection over time. The fund receives a premium from the buyer of the call option, and must sell or deliver the underlying stock (or cash, in the case of a stock index call option) if the call option is exercised. The value of the stocks that are linked to call options sold, relative to the value of the full stock portfolio, is termed the Option Overwrite %.

Q:	What equity option strategies will Nuveen offer going forward?

A:	Subject to obtaining the necessary shareholder approvals, Nuveen will offer the following four equity option funds going forward:

Underlying Index Strategy	Full/Constant Overwrite Fund • Fund Name & New Trading Ticker • Target Option Overwrite % • Manager	Dynamic Overwrite Funds • Fund Name & New Trading Ticker • Target Option Overwrite % • Manager

S&P 500	S&P 500 Buy-Write Income Fund (BXMX) Approximately 100% Gateway Investment Advisers (GIA)	S&P 500 Dynamic Overwrite Fund (SPXX) Target approximately 55% (Range 35% - 75%) Nuveen Asset Management (NAM)

Dow Jones Industrial Average (Dow 30SM)		Dow 30SM Dynamic Overwrite Fund (DIAX) Target approximately 55% (Range 35% - 75%) Nuveen Asset Management (NAM)

Nasdaq 100		Nasdaq 100 Dynamic Overwrite Fund (QQQX) Target approximately 55% (Range 35% - 75%) Nuveen Asset Management (NAM)

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Q:	Who are these funds designed for?

A:	The funds are designed for investors who want to participate in the potential capital appreciation of the respective equity indices but may be concerned with the ups and downs of traditional equity investments. The funds’ call option strategies are intended to provide the potential for less volatility and a measure of downside protection over time, and consequently are intended to result in attractive risk-adjusted return potential over time. In seeking to limit volatility and reduce downside risk, the funds may not fully capture all of the potential upside of the corresponding equity index. The funds seek to provide:

•	Exposure to Key Equity Indices – The funds offer investors an opportunity to participate in the returns of the S&P 500, Dow 30SM or Nasdaq 100 market indices.

•	Less Volatility and a Measure of Downside Protection – The funds generally sell call options on their underlying stock portfolios. While capital growth potential is reduced, this hedged equity approach is designed to reduce volatility and mitigate downside risk.

•	Regular Cash Flow – The funds make quarterly distributions that seek to convert expected total returns into regular cash flow. This can help investors diversify their sources of cash flow.

Q:	What is the main difference between the full/constant overwrite option strategy and the dynamic overwrite option strategy?

A:	The main difference is in the execution of the call option program. Each fund’s manager uses an active approach when implementing the call option program and actively manages strike price selection, call option contract roll timing, and evaluation of expected and realized volatility.

•	Gateway Investment Advisers’ approach maintains an approximately 100% option overwrite all the time, meaning call options are written on approximately 100% of the value of the fund’s equity portfolio. This has the potential to offer less volatility than both (a) an unhedged equity index investment and (b) the dynamic overwrite approach, in return for more limited upside participation with the potential for attractive risk-adjusted returns.

•	The dynamic overwrite strategy applied by Nuveen Asset Management seeks a long-run target option overwrite of 55%, although the range may vary between approximately 35% and 75%. NAM uses its proprietary view of the market’s return and volatility profile to dynamically adjust the overwrite percentage. Generally, if NAM expects the equity market to appreciate, the overwrite percentage will be reduced to offer more potential upside capture. Likewise, the overwrite percentage may be increased if NAM expects equity markets to be flat or to decline, thus managing the fund to potentially receive additional cash flow from higher sales of call options. This dynamic approach offers potential for solid upside capture with a measure of downside protection.

Q:	How will the proposed restructuring affect existing funds?

A:	Shareholders of each existing fund will be asked to vote on a series of proposals required to implement the proposed restructuring goals. Key elements of these proposals are outlined below, and will be described in detail in solicitation materials that are expected to be mailed to shareholders during summer 2014.

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Existing Nuveen Fund Underlying Portfolio Strategy Current Option Overlay Strategy Current Manager	Key Required / Proposed Actions

Equity Premium Income Fund (JPZ) S&P 500 Index Strategy Full/Constant 100% Option Overwrite Gateway Investment Advisers (GIA)

•    JPZ shareholders will be asked to approve a combination with Equity Premium Opportunity Fund (JSN).

•    The combined fund will be named Nuveen S&P 500 Buy-Write Income Fund (BXMX).

•    The combined fund will continue to be managed by GIA according to JPZ’s current investment mandate.

Equity Premium Opportunity Fund (JSN) 75%-25% S&P 500/Nasdaq 100 Index Strategy Full/Constant 100% Option Overwrite Gateway Investment Advisers (GIA)

•    JSN shareholders will be asked to approve a combination with Equity Premium Income Fund (JPZ).

•    The combined fund will be named Nuveen S&P 500 Buy-Write Income Fund (BXMX).

•    The combined fund will continue to be managed by GIA according to JPZ’s current mandate.

Equity Premium Income & Growth Fund (JPG) S&P 500 Index Strategy Full/Constant 80% Option Overwrite Gateway Investment Advisers (GIA)

•    JPG shareholders will be asked to approve a portfolio manager change from GIA to Nuveen Asset Management (NAM).

•    The fund will be renamed Nuveen S&P 500 Dynamic Overwrite Fund (SPXX).

•    The fund will retain its underlying S&P 500 index portfolio strategy but will employ a dynamic call option overwrite strategy with a 55% long-term target overwrite level that may vary between 35% and 75%.

Equity Premium Advantage Fund (JLA) 50%-50% S&P 500/Nasdaq 100 Index Strategy Full/Constant 100% Option Overwrite Gateway Investment Advisers (GIA)

•    JLA shareholders will be asked to approve a combination with Nasdaq Premium Income & Growth Fund (QQQX).

•    The combined fund will be renamed Nuveen Nasdaq 100 Dynamic Overwrite Fund (ticker will be QQQX).

•    The combined fund will be managed by NAM using a Nasdaq 100 index-based underlying portfolio strategy and a dynamic call option overwrite strategy with a 55% long-term target overwrite level that may vary between 35% and 75%.

Nasdaq Premium Income & Growth Fund (QQQX) Nasdaq 100 Index Strategy Dynamic Option Overwrite with a 40% Target Nuveen Asset Management (NAM)

•    QQQX shareholders will be asked to approve a combination with Equity Premium Advantage Fund (JLA).

•    The combined fund will be renamed Nuveen Nasdaq 100 Dynamic Overwrite Fund (ticker remains QQQX).

•    The combined fund will continue to be managed by NAM with a Nasdaq 100 index-based underlying portfolio strategy and a dynamic call option overwrite strategy with a 55% target long-term overwrite level that may vary between 35% and 75%.

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Existing Nuveen Fund Underlying Portfolio Strategy Current Option Overlay Strategy Current Manager	Key Required / Proposed Actions

Dow 30SM Premium & Dividend Income Fund (DPD) Dow 30SM Index Strategy Dynamic Option Overwrite with a 45% Target Nuveen Asset Management (NAM)

•     DPD shareholders will be asked to approve a combination with Dow 30SM Enhanced Premium & Income Fund (DPO).

•     The combined fund will be renamed Nuveen Dow 30SM Dynamic Overwrite Fund (DIAX).

•     The combined will continue to be managed by NAM with an unleveraged Dow 30SM index-based underlying portfolio strategy and a dynamic call option overwrite strategy with a 55% long-term target overwrite level that may vary between 35% and 75%.

Dow 30 SM Enhanced Premium & Income Fund (DPO) Leveraged Dow 30 SM Index Strategy Dynamic Option Overwrite with a 45% Target Nuveen Asset Management (NAM)

•     DPO shareholders will be asked to approve a combination with Dow 30SM Premium & Dividend Income Fund (DPD).

•     The combined fund will be renamed Nuveen Dow 30SM Dynamic Overwrite Fund (DIAX).

•     The combined fund will not be leveraged, and will continue to be managed by NAM with an unleveraged Dow 30SM index-based underlying portfolio strategy and a dynamic call option overwrite strategy, with a 55% long-term target overwrite level that may vary between 35% and 75%.

Equity Option Product Transition Map

BEFORE	PROPOSED AFTER

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Q:	Will the proposed restructuring change my fund’s investment objective?

A:	Yes. As part of the proposed restructuring, investment objectives are being standardized and aligned with each surviving fund’s investment mandate. The following table provides a “before and after” comparison of investment objectives:

Existing Fund	Current Investment Objectives (Before)	Successor Fund Objective (After)
Equity Premium Income Fund (JPZ)	To provide a high level of current income and gains.	BXMX: To seek attractive total return with less volatility than the S&P 500 index.

Equity Premium Opportunity Fund (JSN)	Primary: To provide a high level of current income and gains from net index option premiums. Secondary: To seek capital appreciation consistent with the fund’s strategy and its primary objective.	BXMX: To seek attractive total return with less volatility than the S&P 500 index.

Equity Premium Income & Growth Fund (JPG)	Primary: To provide a high level of current income and gains from net index option premiums. Secondary: To seek capital appreciation consistent with the fund’s strategy and its primary objective.	SPXX: To seek attractive total return with less volatility than the S&P 500 index.

Equity Premium Advantage Fund (JLA)	Primary: To provide a high level of current income and gains from net index option premiums. Secondary: To seek capital appreciation consistent with the fund’s strategy and its primary objective.	QQQX: To seek attractive total return with less volatility than the Nasdaq 100 index.

Nasdaq Premium Income & Growth Fund (QQQX)	To seek high current income and capital appreciation.	QQQX: To seek attractive total return with less volatility than the Nasdaq 100 index.

Dow 30 SM Premium & Dividend Income Fund (DPD)	To provide stockholders with a high level of current income, with a secondary objective of capital appreciation.	DIAX: To seek attractive total return with less volatility than the Dow 30 SM index.

Dow 30 SM Enhanced Premium & Income Fund (DPO)	To provide stockholders with a high level of premium and dividend income and the potential for capital appreciation.	DIAX: To seek attractive total return with less volatility than the Dow 30 SM index.

Q:	Will the proposed restructuring be a taxable event to shareholders?

A:	No. The proposals will not create a taxable event for fund shareholders.

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Q:	Do the proposed portfolio management changes reflect concerns regarding portfolio manager performance?

A:	No. The proposals are not due to portfolio performance concerns.

Q:	Will the successor funds change their distribution policies?

A:	No. The funds’ distribution policies will not change if the proposals are approved by fund shareholders. Each surviving fund will continue to employ a managed distribution policy and make quarterly distributions that seek to convert expected total returns of the fund into regular cash flow. There will be no disruption in the timing of the distributions shareholders receive.

Q.	How many shares does a target fund shareholder receive in a merger?

A.	In a merger, the acquiring fund issues new shares to shareholders of a target fund in exchange for their target fund shares. The initial net asset value per share of the combined fund will be set to that of the fund whose performance track record survives. The number of new acquiring fund shares received by a target fund shareholder is based on the ratio of the target fund’s net asset value per share to the acquiring fund’s net asset value per share, as of the effective date of the merger.

Q:	When will the proposed restructuring take place?

A:	Fund shareholders will be asked to vote on the proposals required to implement the proposed restructuring at special shareholder meetings. These meetings are expected to take place in early fall 2014. Subject to market conditions, the restructuring is expected to be completed shortly after receipt of shareholder approval.

Q:	Do I need to take any action at this time?

A:	No. You should look for additional information regarding proposed changes to your fund in solicitation materials that are expected to be mailed to you during summer 2014.

FORWARD-LOOKING STATEMENTS

Certain statements made herein are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;

•	legal and regulatory developments;

•	the ability to satisfy conditions to the proposed fund restructuring; and

•	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen Fund Advisers and Nuveen affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

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The Annual and Semi-Annual Reports and other regulatory filings of Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen`s web site at http://www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect Nuveen closed-end funds. The information contained on our web site is not a part of this document.

IMPORTANT INFORMATION

In connection with the proposed fund restructuring discussed herein, the funds expect to file with the SEC solicitation materials in the form of proxy statements and/or joint proxy statement/prospectuses that will be included in registration statements on Form N-14, as applicable. Investors are urged to read the solicitation materials and any other relevant documents when they become available because they will contain important information about the proposed fund restructuring. After they are filed, free copies of the solicitation materials will be available on the SEC’s web site at www.sec.gov.

This communication is not a solicitation of a proxy from any fund shareholder and does not constitute an offer of any securities for sale. No offer of securities will be made will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. However, the funds, Nuveen Fund Advisers and certain of their respective directors/trustees, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from shareholders in connection with the proposed fund restructuring discussed herein. Information about the directors/trustees and officers of the funds may be found in their respective Annual Reports and annual proxy statements previously filed with the SEC.

Fund shares are not guaranteed or endorsed by any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation. Shares of closed-end funds are subject to investment risks, including the possible loss of principal invested. Past performance is no guarantee of future results. Closed-end funds frequently trade at a discount to their net asset value.

Gateway Investment Advisers, LLC is not affiliated with Nuveen Investments, Inc. Nuveen Asset Management, LLC is a registered investment adviser and affiliate of Nuveen Securities, LLC.

Fund shares were distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc.

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